SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC  20549


                         FORM 12b-25

                              Commission File Number 0-10491

                 NOTIFICATION OF LATE FILING

     [ X ]  Form 10-K     [   ]  Form 11-K     [   ]  Form
20-F     [   ]  Form 10-Q


For Period Ended:   January 28, 1995

[   ]  Transition Report on Form 10-K        [   ]
Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F        [   ]
Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:




     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification related:




               Part I.  Registrant Information



Full Name of Registrant       Merry-Go-Round Enterprises,
Inc.

Former Name if Applicable          N/A

Address of principal executive office (Street and Number)

               3300 Fashion Way

City, State and Zip Code

               Joppa, Maryland  21085

             Part II.  Rules 12b-25 (b) and (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]     (a)  The reasons described in reasonable detail in
     Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual
     report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]      (c) The accountant's statement or other exhibit
     required by Rule 12b-25(c) has been attached if applicable.



                    Part III.  Narrative



     State below in reasonable detail the reasons why Form
10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The management and Board of Directors of the Registrant have been occupied with numerous issues arising from the status of the Registrant and certain of its subsidiaries as companies which are operating as debtors-in-possession under Chapter 11 of the United States Bankruptcy Code, including factor and vendor relations, discussions with Official Committees and other parties-in-interests in connection with the Chapter 11 cases and operational issues. On April 21, 1995, the Registrant announced that it anticipates a delay in the confirmation of its plan of reorganization which was filed in February 1995 beyond the originally contemplated target date of June 30, 1995. Because of the demands of the current circumstances, the Registrant was unable without unreasonable effort or expense to complete its Annual Report on Form 10-K within 90 days after the end of the fiscal year ended January 28, 1995. The Registrant intends to file its Annual Report on Form 10-K as soon as possible, but in any event not later than Monday, May 15, 1995.

                 Part IV.  Other Information



     (1) Name and number of person to contact in regard to this notification.

     Isaac Kaufman                      (410)       538-1000
     (Name)                        (Area Code)    (Telephone
Number)

     (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                   [ X ]  Yes          [   ]
No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [ X ]  Yes          [   ]
No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously announced, the Registrant anticipates that the income statement to be contained in the Annual Report on Form 10-K will reflect a net loss for the fiscal year ended January 28, 1995 ("fiscal 1995") of approximately $186.3 million, or $3.45 net loss per share, as compared to a net loss for the fiscal year ended January 29, 1994 of $45.6 million, or $.85 net loss per share. Included in the net loss for fiscal 1995 were reorganization costs of $116.5 million, which related primarily to asset write-offs, lease rejection claims, professional fees and other costs associated with the reorganization of the Registrant under Chapter 11 of the U.S. Bankruptcy Code.

              Merry-Go-Round Enterprises, Inc.
        (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      May 1, 1995                   By:  /s/ Isaac
Kaufman
                                   Name: Isaac Kaufman
                                   Title:     Executive Vice
President,
                                        Secretary and
Treasurerr




BA0DOCS1/0016782.01